 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 6, 2017

LIVEXLIVE MEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-167219	98-0657263
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

269 South Beverly Drive, Suite 1450

Beverly Hills, CA 90212

(Address of principal executive offices) (Zip Code)

(310) 601-2500

(Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 6, 2017, LiveXLive Media, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Agreement”) with LXL Video Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (the “Merger Sub”), Snap Interactive, Inc., a Delaware corporation (“Snap”), and Jason Katz, in his capacity as stockholders’ agent in connection with the transactions contemplated by the Agreement. Pursuant to the Agreement, at the closing of the transactions contemplated therein (the “Closing”), Snap will merge with and into the Merger Sub (the “Merger”), and following the Merger, the separate corporate existence of Snap will cease and the Merger Sub will continue as the surviving corporation of the Merger and shall succeed to and assume all the rights and obligations of Snap in accordance with applicable Delaware law.

Snap is a leading provider of live video social networking and interactive dating applications. Snap currently has multiple mobile applications with users in 180 countries. As of June 30, 2017, Snap had approximately 179,000 premium subscribers and approximately 45,000 new users joining per day. Snap’s revenue streams include subscriptions, virtual gifts, micro-transactions, and advertising revenue. Snap is headquartered in New York, NY.

The Closing is subject to various closing conditions, including, among others, approval of the Merger by Snap’s stockholders in accordance with applicable Delaware law, Snap’s filing of a definitive Information Statement of the type contemplated by Rule 14c-2 (the “Information Statement”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “SEC”), the mailing of the Information Statement to Snap’s stockholders as required under Regulation 14C promulgated under the Exchange Act, the Company receipt of the fairness opinion of ValueScope, Inc. from Snap solely for informational purposes with respect to the Merger Consideration (as defined below), the Company’s consummation of an underwritten public offering of its shares of common stock to be registered on a Registration Statement on Form S-1, as may be amended from time to time, and as filed with the SEC, yielding aggregate gross proceeds to the Company of not less than $100,000,000 (the “Public Offering”), the effectiveness of the Company’s Registration Statement on Form S-4 with respect to the shares comprising Stock Merger Consideration (as defined below) to be filed by the Company with the SEC, the Company’s shares of common stock being listed on the NASDAQ Global Select Market or The New York Stock Exchange (the “Stock Exchange”), as applicable to the Public Offering, and the approval of the shares comprising the Stock Merger Consideration for listing on the Stock Exchange. A portion of the net proceeds of the Public Offering will be used for the payment of the Cash Merger Consideration (as defined below).

At Closing, upon satisfaction or waiver of each of the closing conditions set forth in the Agreement, each share of Snap’s common stock (“Snap Common Stock”) issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount in cash and a certain number of shares of the Company’s common stock in accordance with the Agreement. The total cash consideration to be paid by the Company to the participating holders of Snap Common Stock in connection with the Merger will be 60% of the Total Merger Consideration (as defined below) or approximately $20,400,000 (on a non-adjusted basis) (the “Cash Merger Consideration”). The total number of shares of common stock that the Company will issue to the participating holders of Snap Common Stock in connection with the Merger will be equal to the quotient that results from dividing (a) 40% of the Total Merger Consideration or approximately $13,600,000 (on a non-adjusted basis) by (b) (i) if the Merger is consummated contemporaneously with the closing of the Public Offering, the final offering price of the Company’s common stock in the Public Offering (as indicated in the Company’s final prospectus to be filed with the SEC related to the Public Offering), or (ii) if the Merger is consummated following, and not contemporaneously with, the closing of the Public Offering, the volume weighted average of the trading price of the Company’s common stock on each of the ten (10) consecutive trading days ending on (and including) the trading day that is immediately prior to the date of the Closing (the “Stock Merger Consideration” and together with the “Cash Merger Consideration”, the “Total Merger Consideration”). The Total Merger Consideration payable at Closing will be adjusted by subtracting (i) the Closing Indebtedness (as defined in the Agreement), subtracting (ii) the amount, if any, by which the Target Cash exceeds the Closing Cash (each term as defined in the Agreement), adding (iii) the amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital (each as defined in the Agreement), adding (iv) the amount, if any, by which the Closing Cash exceeds the Target Cash, and subtracting (v) the amount, if any, by which the Target Net Working Capital exceeds the Closing Net Working Capital, each as finally determined pursuant to the Agreement, as such amounts may be adjusted by mutual agreement of the Company and Snap prior to the Closing pursuant to the Agreement. Any Post-Closing Adjustment Excess Amount (as defined in the Agreement) payable to the participating holders of Snap Common Stock will be paid in cash and shares of the Company’s common stock in proportion to the Cash Merger Consideration and the Stock Merger Consideration in accordance with the Agreement. Each holder of 5% or more of Snap Common Stock as of September 6, 2017 will be required to execute a customary 180-day lock-up agreement with the underwriters of the Public Offering with respect to the transfer or disposition of the Company’s shares of common stock received in connection with the Merger and entry into certain transactions involving securities related thereto (the “Lock-Up Agreement”); provided, however, that each of The J. Crew Delaware Trust A and Mr. Katz will be required to execute the Lock-Up Agreement for a duration of 365 days following the closing of the Public Offering.

The parties to the Agreement made certain representations, warranties and covenants that are customary for transactions of this nature. Effective as of the Closing, (a) the directors of the Merger Sub immediately prior to the Closing will become the directors of the surviving corporation of the Merger, and (b) the officers of Snap immediately prior to the Closing will continue to be the officers of the surviving corporation of the Merger, in each case, to serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

The Company and Snap have certain termination rights as set forth in the Agreement, including that either the Company or Snap may terminate the Agreement if the Public Offering has not priced on or prior to October 9, 2017 or the Closing shall not have occurred by the earlier of: (x) a commercially reasonable period of time following the closing of the Public Offering (taking into account all SEC and other regulatory requirements in connection with the Information Statement and Form S-4) or (y) December 8, 2017, or such other dates and times as may have been agreed upon in writing by the Company and Snap. Snap also has the right to terminate the Agreement under certain circumstances pursuant to a customary “fiduciary out” provision in connection with a Superior Proposal (as defined in the Agreement). Upon termination of the Agreement under certain situations, including in the event Snap terminates the Agreement in connection with a Superior Proposal, Snap will be required to pay $2,900,000 to the Company.

There can be no assurance that the Merger will be consummated or as to the date by which the Merger may be consummated, if at all.

The foregoing description is a summary only, does not purport to set forth the complete terms of the Agreement and is qualified in its entirety by reference to the Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”) and hereby incorporated by reference.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by the Company of Snap, the Company will file with the SEC a Registration Statement on Form S-4 that will include an information statement of Snap that also constitutes a prospectus of the Company. The definitive information statement/prospectus will be delivered to stockholders of SNAP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive information statement/prospectus (when available) and other documents filed with the SEC by the Company and Snap through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.livexlive.com or by contacting the Company at (310) 601-2500. Copies of the documents filed with the SEC by Snap will be available free of charge on Snap’s website at www.snap-interactive.com or by contacting Snap at (212) 594-5050.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Snap by the Company, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding the Company’s and Snap’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of the Company and Snap, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of Snap’s shareholders; the timing to consummate the Company’s underwritten public offering; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; ability to successfully integrate the businesses; risk that the transaction and its announcement could have an adverse effect on Snap’s ability to retain customers and retain and hire key personnel; or the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected. In addition, forward-looking statements may also be adversely affected by general market factors and federal and state regulations and legislation, among other factors. The forward-looking statements contained in this communication may become outdated over time. The Company and Snap do not assume any responsibility for updating any forward-looking statements. Additional information concerning these and other factors can be found in the Company’s and Snap’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, including the Company’s and Snap’s most recent Annual Reports on Form 10-K and other filings and submissions with the SEC. The foregoing list of important factors is not exclusive. All forward-looking statements speak only as of the date on which they are made. The Company and Snap assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of September 6, 2017, by and among LiveXLive Media, Inc., LXL Video Acquisition Corp., Snap Interactive, Inc. and Jason Katz, in his capacity as the Stockholders’ Agent.
†	Schedules have been omitted pursuant to Item 601(b)(ii) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVEXLIVE MEDIA, INC.

/s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Chief Executive Officer and Chairman of the Board of Directors

Dated: September 8, 2017